UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          U.S. Xpress Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  90338N 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Mr. Max L. Fuller
                          U.S. Xpress Enterprises, Inc.
                                4080 Jenkins Road
                          Chattanooga, Tennessee 37421
                                 (423) 510-3000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 4, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90338N 10 3

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                                 Max L. Fuller
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                       PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                            United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                    2,623,934
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                          444,916
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                    2,623,934
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                                    444,916
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                   3,068,850
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                     28.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                       IN
________________________________________________________________________________

Item 1. Security and Issuer.

     This Amendment No. 2 ("Amendment No. 2") to the Schedule 13D originally filed by the reporting person with the Securities and Exchange Commission on October 14, 1994 (the "Schedule 13D"), as amended by Amendment No. 1 filed on April 24, 1995 ("Amendment No. 1"), relates to the Class A common stock, $.01 par value of U.S. Xpress Enterprises, Inc., the principal executive offices of which are located at 4080 Jenkins Road, Chattanooga, Tennessee 37421.

Item 2. Identity and Background.

     The reporting person, Max L. Fuller, is a Director, Co-Chairman of the Board, Vice President and Secretary of U.S. Xpress Enterprises, Inc. The principal business and office address of the reporting person is 4080 Jenkins Road, Chattanooga, Tennessee 37421. During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he could have become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Fuller is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D provided as follows:

     U.S. Xpress Enterprises, Inc. was organized under the laws of Nevada on January 10, 1989. Mr. Fuller's shares were purchased at the time of organization with personal funds and subsequently through the sale of stock in corporations owned in part by Mr. Fuller for shares of U.S. Xpress Enterprises, Inc.

Item 3 of the Schedule 13D is hereby amended to add the following:

     The reporting person has since acquired 925,580 shares with personal funds in a series of open market transactions at an aggregate cost of $8,502,504.67; disposed of 450,000 shares in a secondary offering for $8,550,000.00; and disposed of 125,000 shares as part of an over-allotment option granted to underwriters in a secondary offering for $2,375,000.00.

Item 4. Purpose of Transaction.

     The shares of U.S. Xpress Enterprises, Inc. owned by Mr. Fuller are held for investment purposes.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D provided as follows:

     The aggregate number of shares of Class A common stock beneficially owned is 2,490,854 and the percentage of such class of securities is 27.8%. Of the above number of shares beneficially owned, all shares are held with the sole power to vote or direct the vote; no shares are held with the shared power to vote or direct the vote; and all shares are held with the sole power to dispose or to direct the disposition.

Item 5 of the Schedule 13D was subsequently amended by Amendment No. 1 to provide as follows:

     The aggregate number of shares of Class A Common Stock beneficially owned is 2,273,354 and the percentage of such class of securities is 25.4%. Of the above number of shares beneficially owned, all shares are held with the sole power to vote or direct the vote; no shares are held with the shared power to vote or direct the vote; and all shares are held with the sole power to dispose or to direct the disposition.

     In connection with a public offering of shares of U.S. Xpress Enterprises, Inc., on October 26, 1994, Mr. Fuller sold 217,500 shares of the Class A Common Stock of U.S. Xpress Enterprises, Inc. to the underwriters of the offering pursuant to the exercise of the over-allotment option by the underwriters.

Item 5 is hereby amended to provide as follows:

     The aggregate number of shares of Class A common stock beneficially owned is 3,068,850 and the percentage of such class of securities is 28.2%. Of this amount, 444,916 shares are held by Fuller Family Partners, a Tennessee general partnership, as to which Mr. Fuller's wife, Janice B. Fuller, holds the sole power to vote and dispose of the shares as the Managing Partner of Fuller Family Partners. Of the above number of shares beneficially owned, 2,623,934 shares are held with the sole power to vote or direct the vote; 444,916 shares are held with the shared power to vote or direct the vote as a result of Mr. Fuller's relationship with his wife who holds the power to vote the shares held by Fuller Family Partners; 2,623,934 shares are held with the sole power to dispose or to direct the disposition; and 444,916 shares are held with the shared power to dispose or to direct the disposition as a result of Mr. Fuller's relationship with his wife who holds the power to dispose of the shares held by Fuller Family Partners. Mr. Fuller disclaims beneficial ownership of the 444,916 shares held by Fuller Family Partners.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D provided as follows:

     In connection with a public offering of shares of U.S. Xpress Enterprises, Inc., Mr. Fuller has agreed with Alex. Brown & Sons Incorporated, Morgan Stanley & Co. Incorporated and Morgan Keegan & Company, Inc., as representatives of the several underwriters, not to sell any of his shares for a period of 180 days from the effective date of the offering, which was October 5, 1994.

Item 7. Material to Be Filed as Exhibits.

The following exhibit was filed as a part of the Schedule 13D:

* Underwriting Agreement among U.S. Xpress Enterprises, Inc., the selling shareholders in the public offering and Alex. Brown & Sons Incorporated, Morgan Stanley & Co. Incorporated and Morgan Keegan & Company, Inc.

--------------------------------
* Incorporated by reference to Exhibit 1 to the Registration Statement on Form S-1 (File No. 33-79208) of U.S. Xpress Enterprises, Inc. filed with the SEC on May 20, 1994.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    October 20, 2000                        /s/ Max L. Fuller
---------------------------              ---------------------------------------
         (Date)                          Max L. Fuller